SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 14)

CELERA CORPORATION

(Name of Subject Company)

CELERA CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15100E106

(CUSIP Number of Class of Securities)

Kathy Ordoñez

Chief Executive Officer

1401 Harbor Bay Parkway

Alameda, California 94502

(510) 749-4200

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tad J. Freese

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 14 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2011 (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Celera Corporation, a Delaware corporation (the “Company”), relating to the tender offer by Spark Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Quest Diagnostics Incorporated, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock of the Company (“Shares”), at a price of $8.00 per Share, payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated March 28, 2011, and in the related Letter of Transmittal. The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on March 28, 2011.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 14 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8:

“Subsequent Offering Period.

At 5:00 p.m. (New York City time) on May 3, 2011, the Offer expired as scheduled. According to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), as of such time, a total of approximately 45,962,366 Shares were validly tendered pursuant to the Offer and not properly withdrawn, representing approximately 52.38% of the Shares then outstanding on a fully diluted basis. Purchaser has accepted for payment all of such Shares. Payment for such Shares will be made as soon as practicable after the expiration date of the Offer. In addition, the Depositary has received commitments to tender approximately 5,208,360 Shares in accordance with the guaranteed delivery procedures described in the Offer to Purchase.

Pursuant to the Merger Agreement and upon Purchaser’s acceptance for payment of all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer, Parent became entitled to designate a number of individuals to the Company Board. Such designees, together and following their appointment or election to the Company Board, will constitute a majority of the Company Board.

On May 4, 2011, Parent issued a press release announcing that Purchaser had commenced a subsequent offering period to purchase all of the remaining untendered Shares. The subsequent offering period will expire at 5:00 p.m. (New York City time) on May 6, 2011, unless extended. Any such extension will be followed by a public announcement no later than 9:00 a.m. (New York City time) on the next business day after the subsequent offering period is scheduled to expire. Any Shares properly tendered during the subsequent offering period will be immediately accepted for payment, and the tendering shareholder will be paid promptly after acceptance $8.00 per Share in cash, without interest and subject to any withholding of taxes required by applicable law, which is the same amount per Share that was paid in the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn. In addition, no Shares validly tendered during the initial offering period may be withdrawn during the subsequent offering period. The full text of the press release by Parent announcing the subsequent offering period is filed as Exhibit (a)(8) hereto and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(8)	Press release of Quest Diagnostics Incorporated, dated May 4, 2011 (incorporated by reference to Exhibit (a)(5)(K) to Schedule TO-T/A of Quest Diagnostics Incorporated and Spark Acquisition Corporation filed with the SEC on May 4, 2011).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celera Corporation

By:	/s/ Scott K. Milsten
Name:	Scott K. Milsten

Title:	Senior Vice President, General Counsel and Secretary

Dated: May 4, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(8)	Press release of Quest Diagnostics Incorporated, dated May 4, 2011 (incorporated by reference to Exhibit (a)(5)(K) to Schedule TO-T/A of Quest Diagnostics Incorporated and Spark Acquisition Corporation filed with the SEC on May 4, 2011).